Exhibit 99.3

Holdings in Company

Hong Kong, Shanghai, & Florham Park, NJ: Wednesday, June 30, 2021: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM, HKEX: 13) announces that, in connection with its global offering (the "Global Offering") of 104,000,000 new ordinary shares (the “Shares”) (as referred to in the Company’s announcement dated June 23, 2021), HUTCHMED has granted the international underwriters an over-allotment option, exercisable until July 23, 2021, to require the Company to issue up to an additional 15,600,000 new Shares to cover over-allocations in the Global Offering.

To facilitate the settlement of such over-allocations in the Global Offering, Morgan Stanley & Co. International plc ("MSI") has entered into a stock borrowing agreement with Hutchison Healthcare Holdings Limited, an indirect wholly owned subsidiary of CK Hutchison Holdings Limited (“CK Hutchison”), pursuant to which MSI may choose to borrow from Hutchison Healthcare Holdings Limited up to 15,600,000 Shares.

The Company was notified that, following the delivery of 15,600,000 Shares on the date of this announcement from Hutchison Healthcare Holdings Limited to MSI pursuant to the terms of such stock borrowing agreement, the shareholding of CK Hutchison in HUTCHMED was reduced from 332,502,740 to 316,902,740 Shares. Taking into account the dilutive impact of the Global Offering and the transfer of Shares pursuant to the stock borrowing agreement, CK Hutchison’s holding was reduced to 37.35 per cent of the total number of voting rights of HUTCHMED. The date on which the notification threshold was crossed was June 30, 2021. Following the expiry of the over-allotment option exercise period and the return by MSI of securities equivalent to the number of Shares borrowed under the stock borrowing agreement, the shareholding of CK Hutchison is expected to return to being 332,502,740 Shares.

CK Hutchison (through Hutchison Healthcare Holdings Limited) retains a right to have the lent shares returned pursuant to the terms of the stock borrowing agreement (which constitutes a financial instrument for the purposes of DTR 5.3.1R(1)(a)), with the voting rights under such financial instrument (relating to the 15,600,000 lent Shares that may be acquired if the right to return is exercised) representing 1.84 per cent of the total number of voting rights of the Company. MSI will not be charged for the delivery of Shares under the stock borrowing agreement.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM, HKEX: 13) (formerly Hutchison China MediTech) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,300 personnel has advanced ten cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500